RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-208507

Pricing Supplement Dated March 17, 2017 To the Product Prospectus Supplement No. TP-1, Prospectus Supplement and Prospectus, Each Dated January 8, 2016	$82,000 Auto-Callable Contingent Coupon Barrier Notes Linked to the VanEck Vectors® Gold Miners ETF, Due March 20, 2020 Royal Bank of Canada

Royal Bank of Canada is offering Auto-Callable Contingent Coupon Barrier Notes (the “Notes”) linked to the VanEck Vectors® Gold Miners ETF (the “Reference Stock”). The Notes offered are senior unsecured obligations of Royal Bank of Canada, will pay a quarterly Contingent Coupon at the rate and under the circumstances specified below, and will have the terms described in the documents described above, as supplemented or modified by this pricing supplement. The Notes will not be listed on any securities exchange.
The Notes do not guarantee any return of principal at maturity. Any payments on the Notes are subject to our credit risk.
Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the product prospectus supplement dated January 8, 2016, on page S-1 of the prospectus supplement dated January 8, 2016, and “Selected Risk Considerations” beginning on page P-7 of this pricing supplement.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
Issuer:	Royal Bank of Canada	Listing:	None
Trade Date:	March 17, 2017	Principal Amount:	$1,000 per Note
Issue Date:	March 22, 2017	Maturity Date:	March 20, 2020
Observation Dates:	Quarterly, as set forth on page P-2 of this pricing supplement.	Coupon Payment Dates:	Quarterly, as set forth on page P-2 of this pricing supplement.
Valuation Date:	March 17, 2020	Contingent Coupon Rate:	8.60% per annum
Initial Stock Price:	$22.67, which was the closing price of the Reference Stock on the Trade Date.
Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.
Call Stock Price:	$22.67, which is 100% of the Initial Stock Price.
Trigger Price and Coupon Barrier:	$13.60, which is 60% of the Initial Stock Price (rounded to two decimal places).
Contingent Coupon:
If the closing price of the Reference Stock is greater than or equal to the Coupon Barrier on the applicable Observation Date, we will pay the Contingent Coupon applicable to that Observation Date. You may not receive any Contingent Coupons during the term of the Notes.

Payment at Maturity (if held to maturity):
If the Notes are not previously called, we will pay you at maturity an amount based on the Final Stock Price of the Reference Stock:
For each $1,000 in principal amount, $1,000 plus the Contingent Coupon at maturity, unless the Final Stock Price is less than the Trigger Price.
If the Final Stock Price is less than the Trigger Price, then the investor will receive at maturity, for each $1,000 in principal amount, the number of shares of the Reference Stock equal to the Physical Delivery Amount or, at our election, the cash value of those shares.
Investors could lose some or all of the value of their initial investment if there has been a decline in the trading price of the Reference Stock.

Physical Delivery Amount:
For each $1,000 principal amount, a number of shares of the Reference Stock equal to the principal amount divided by the Initial Stock Price, subject to adjustment as described in the product prospectus supplement.

Call Feature:
The Notes will be automatically called for 100% of their principal amount, plus the Contingent Coupon applicable to the corresponding Observation Date, if the closing price of the Reference Stock is greater than or equal to the Call Stock Price on any Observation Date beginning on March 19, 2018.

Call Settlement Dates:	The Coupon Payment Date corresponding to that Observation Date.
CUSIP:	78013GCV5
Dividend Equivalent Payments:
Non-U.S. holders will not be subject to withholding on dividend equivalent payments under Section 871(m) of the U.S. Internal Revenue Code. Please see the section below, “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

	Per Note	Total
Price to public(1)	100.00%	$82,000
Underwriting discounts and commissions(1)	2.25%	$1,845
Proceeds to Royal Bank of Canada	97.75%	$80,155
(1) Certain dealers who purchased the Notes for sale to certain fee-based advisory accounts may have foregone some or all of their underwriting discount or selling concessions.  The public offering price for investors purchasing the Notes in these accounts may be between $977.50 and $1,000 per $1,000 in principal amount.
The initial estimated value of the Notes as of the date of this pricing supplement is $961.35 per $1,000 in principal amount, which is less than the price to public. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.
RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $22.50 per $1,000 in principal amount of the Notes and used a portion of that commission to allow selling concessions to other dealers of up to $22.50 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-17 below.
RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes to the VanEck Vectors® Gold Miners ETF, Due March 20, 2020
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.
General:	This pricing supplement relates to an offering of Auto-Callable Contingent Coupon Barrier Notes (the “Notes”) linked to the VanEck Vectors® Gold Miners ETF (the “Reference Stock”).
Issuer:	Royal Bank of Canada (“Royal Bank”)
Issue:	Senior Global Medium-Term Notes, Series G
Trade Date:	March 17, 2017
Issue Date:	March 22, 2017
Term:	Three (3) years
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.
Designated Currency:	U.S. Dollars
Contingent Coupon:
We will pay you a Contingent Coupon during the term of the Notes, periodically in arrears on each Coupon Payment Date, under the conditions described below:
•         If the closing price of the Reference Stock is greater than or equal to the Coupon Barrier on the applicable Observation Date, we will pay the Contingent Coupon applicable to that Observation Date.
•         If the closing price of the Reference Stock is less than the Coupon Barrier on the applicable Observation Date, we will not pay you the Contingent Coupon applicable to that Observation Date.
You may not receive a Contingent Coupon for one or more quarterly periods during the term of the Notes.

Contingent Coupon Rate:	8.60% per annum (2.15% per quarter).
Observation Dates:
Quarterly, on June 19, 2017, September 18, 2017, December 18, 2017, March 19, 2018, June 18, 2018, September 17, 2018, December 17, 2018, March 18, 2019, June 17, 2019, September 17, 2019, December 17, 2019 and the Valuation Date.

Coupon Payment Dates:
The Contingent Coupon, if applicable, will be paid on June 22, 2017, September 21, 2017, December 21, 2017, March 22, 2018, June 21, 2018, September 20, 2018, December 20, 2018, March 21, 2019, June 20, 2019, September 20, 2019, December 20, 2019 and the Maturity Date.

Call Feature:	If, on any Observation Date beginning on March 19, 2018, the closing price of the Reference Stock is greater than or equal to the Call Stock Price, then the Notes will be automatically called.
Payment if Called:
If the Notes are automatically called, then, on the applicable Call Settlement Date, for each $1,000 principal amount, you will receive $1,000 plus the Contingent Coupon otherwise due on that Call Settlement Date.

Call Settlement Dates:	If the Notes are called on any Observation Date, the Call Settlement Date will be the Coupon Payment Date corresponding to that Observation Date.
Valuation Date:	March 17, 2020
Maturity Date:	March 20, 2020
Initial Stock Price:	$22.67, which was the closing price of the Reference Stock on the Trade Date.
Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.
Call Stock Price:	$22.67, which is 100% of the Initial Stock Price.
Trigger Price and Coupon Barrier:	$13.60, which is 60% of the Initial Stock Price (rounded to two decimal places).

P-2	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes to the VanEck Vectors® Gold Miners ETF, Due March 20, 2020
Payment at Maturity (if held to maturity):
If the Notes are not previously called, we will pay you at maturity an amount based on the Final Stock Price of the Reference Stock:
•         If the Final Stock Price is greater than or equal to the Trigger Price, we will pay you a cash payment equal to the principal amount plus the Contingent Coupon otherwise due on the Maturity Date.
•         If the Final Stock Price is below the Trigger Price, you will receive at maturity, for each $1,000 in principal amount, the number of shares of the Reference Stock equal to the Physical Delivery Amount or, at our election, the Cash Delivery Amount.  If we elect to deliver shares of the Reference Stock, fractional shares will be paid in cash.
The value of the cash or shares that you receive will be less than your principal amount, if anything, resulting in a loss that is proportionate to the decline in the value of the Reference Stock from the Trade Date to the Valuation Date. Investors in the Notes could lose some or all of their investment if there has been a decline in the trading price of the Reference Stock below the Trigger Price.

Physical Delivery Amount:
For each $1,000 in principal amount, a number of shares of the Reference Stock equal to the principal amount divided by the Initial Stock Price, subject to adjustment as described in the product prospectus supplement. If this number is not a round number, then the number of shares of the Reference Stock to be delivered will be rounded down and the fractional part shall be paid in cash.

Cash Delivery Amount:	An amount equal to the product of the Physical Delivery Amount multiplied by the Final Stock Price of the Reference Stock.
Market Disruption Events:
The occurrence of a market disruption event (or a non-trading day) as to the Reference Stock will result in the postponement of an Observation Date or the Valuation Date, as described in the product prospectus supplement.

Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)
U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a callable pre-paid contingent income-bearing derivative contract for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the section below, “Supplemental Discussion of U.S. Federal Income Tax Consequences” and the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 8, 2016 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which apply to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the Issue Date. The amount that you may receive upon sale of the Notes prior to maturity may be less than the principal amount of those Notes.

Listing:	None
Settlement:
DTC global notes (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 8, 2016).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on the cover page and pages P-2 and P-3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement.

P-3	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes to the VanEck Vectors® Gold Miners ETF, Due March 20, 2020
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated January 8, 2016, as supplemented by the prospectus supplement dated January 8, 2016 and the product prospectus supplement dated January 8, 2016, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 8, 2016 and in the product prospectus supplement dated January 8, 2016, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated January 8, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000121465916008810/j18160424b3.htm
Prospectus Supplement dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008811/p14150424b3.htm
Product Prospectus Supplement dated January 8, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000114036116047446/form424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.

P-4	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes to the VanEck Vectors® Gold Miners ETF, Due March 20, 2020
HYPOTHETICAL EXAMPLES
The table set out below is included for illustration purposes only. The table illustrates the payment at maturity of the Notes (including the final Contingent Coupon, if payable) for a hypothetical range of performance for the Reference Stock, assuming the following terms and that the Notes are not automatically called prior to maturity:
Hypothetical Initial Stock Price:	$100.00*
Hypothetical Trigger Price and Coupon Barrier:	$60.00, which is 60.00% of the hypothetical Initial Stock Price
Hypothetical Call Stock Price:	$100.00, which is 100% of the Initial Stock Price
Contingent Coupon Rate:	8.60% per annum (or 2.15% per quarter)
Observation Dates:	Quarterly
Principal Amount:	$1,000 per Note
* The hypothetical Initial Stock Price of $100 used in the examples below has been chosen for illustrative purposes only and is not the actual Initial Stock Price. The actual Initial Stock Price is set forth on the cover page of this pricing supplement.

Hypothetical Final Stock Price	Percentage Change of the Reference Stock	Payment at Maturity (assuming that the Notes were not previously called)	Physical Delivery Amount as Number of Shares of the Reference Stock	Cash Delivery Amount
$200.00	100%	$1,021.50*	n/a	n/a
$190.00	90%	$1,021.50*	n/a	n/a
$170.00	70%	$1,021.50*	n/a	n/a
$150.00	50%	$1,021.50*	n/a	n/a
$140.00	40%	$1,021.50*	n/a	n/a
$130.00	30%	$1,021.50*	n/a	n/a
$120.00	20%	$1,021.50*	n/a	n/a
$110.00	10%	$1,021.50*	n/a	n/a
$100.00	0%	$1,021.50*	n/a	n/a
$90.00	-10%	$1,021.50*	n/a	n/a
$80.00	-20%	$1,021.50*	n/a	n/a
$70.00	-30%	$1,021.50*	n/a	n/a
$60.00	-40%	$1,021.50*	n/a	n/a
$59.90	-40.1%	Physical or Cash Delivery Amount	10	$599.00
$50.00	-50%	Physical or Cash Delivery Amount	10	$500.00
$40.00	-60%	Physical or Cash Delivery Amount	10	$400.00
$30.00	-70%	Physical or Cash Delivery Amount	10	$300.00
$10.00	-90%	Physical or Cash Delivery Amount	10	$100.00
$0.00	-100%	Physical or Cash Delivery Amount	10	$0.00
* Including the final Contingent Coupon, if payable.

P-5	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes to the VanEck Vectors® Gold Miners ETF, Due March 20, 2020
The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The price of the Reference Stock increases to a Final Stock Price of $150.00.
Because the Final Stock Price is greater than the Trigger Price, an investor will receive at maturity, in addition to the final Contingent Coupon payment on the Notes, a payment of $1,000 per $1,000 in principal amount of the Notes.
Example 2: The price of the Reference Stock decreases to a Final Stock Price of $90.00.
Although the Final Stock Price is less than the Initial Stock Price, the Final Stock Price is above the Trigger Price. Because the Final Stock Price is above the Trigger Price, an investor will receive at maturity, in addition to the final Contingent Coupon payment on the Notes, a payment of $1,000 per $1,000 in principal amount of the Notes.
Example 3: The price of the Reference Stock decreases to a Final Stock Price of $40.00.
Because the Final Stock Price is less than its Trigger Price and its Coupon Barrier, no Contingent Coupon will be payable for the final interest period, and an investor will receive 10 shares of the Reference Stock per $1,000 in principal amount of the Notes, or, at our election, the Cash Delivery Amount equal to $400.
* * *
The examples shown above are entirely hypothetical; they are based on prices of the Reference Stock that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical payments at Maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the Notes.

P-6	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes to the VanEck Vectors® Gold Miners ETF, Due March 20, 2020
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the section “Risk Factors” beginning on page PS-5 of the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
•
Principal at Risk — Investors in the Notes could lose all or a substantial portion of their principal amount if there is a decline in the trading price of the Reference Stock between the Trade Date and the Valuation Date. If the Notes are not automatically called and the Final Stock Price on the Valuation Date is less than the Trigger Price, the value of the shares or cash that you receive at maturity will represent a loss of your principal that is proportionate to the decline in the closing price of the Reference Stock from the Trade Date to the Valuation Date. If you receive shares of the Reference Stock, their price may decline further between the Valuation Date and the maturity date. Any Contingent Coupons received on the Notes prior to the maturity date may not be sufficient to compensate for any such loss.

•
The Notes Are Subject to an Automatic Call — If on any Observation Date beginning on March 19, 2018, the closing price of the Reference Stock is greater than or equal to the Call Stock Price, then the Notes will be automatically called. If the Notes are automatically called, then, on the applicable Call Settlement Date, for each $1,000 in principal amount, you will receive $1,000 plus the Contingent Coupon otherwise due on that Call Settlement Date. You will not receive any coupon payments after the Call Settlement Date. You may be unable to reinvest your proceeds from the automatic call in an investment with a return that is as high as the return on the Notes would have been if they had not been called.

•
You May Not Receive Any Contingent Coupons — We will not necessarily make any coupon payments on the Notes. If the closing price of the Reference Stock on an Observation Date is less than the Coupon Barrier, we will not pay you the Contingent Coupon applicable to that Observation Date. If the closing price of the Reference Stock is less than the Coupon Barrier on each of the Observation Dates and on the Valuation Date, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, your Notes. Generally, the non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on your Notes. Accordingly, if we do not pay the Contingent Coupon for the final Observation Date on the Maturity Date, you will also incur a loss of principal, because the Final Stock Price will be less than the Trigger Price.

•
The Call Feature and the Contingent Coupon Feature Limit Your Potential Return — The return potential of the Notes is limited to the pre-specified Contingent Coupon Rate, regardless of the appreciation of the Reference Stock. In addition, the total return on the Notes will vary based on the number of Observation Dates on which the Contingent Coupon becomes payable prior to maturity or an automatic call. Further, if the Notes are called due to the Call Feature, you will not receive any Contingent Coupons or any other payment in respect of any Observation Dates after the applicable Call Settlement Date. Since the Notes could be called as early as March 19, 2018, the total return on the Notes could be limited to one year. If the Notes are not called, you may be subject to the full downside performance of the Reference Stock even though your potential return is limited to the Contingent Coupon Rate. As a result, the return on an investment in the Notes could be less than the return on a direct investment in the Reference Stock.

•
Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes — The Notes are Royal Bank’s senior unsecured debt securities. As a result, your receipt of the amount due on any relevant payment date is dependent upon Royal Bank’s ability to repay its

P-7	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes to the VanEck Vectors® Gold Miners ETF, Due March 20, 2020
obligations on the applicable payment dates. This will be the case even if the price of the Reference Stock increases after the Trade Date. No assurance can be given as to what our financial condition will be during the term of the Notes.
•
There May Not Be an Active Trading Market for the Notes-Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so. RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

•
Owning the Notes Is Not the Same as Owning the Reference Stock — The return on your Notes is unlikely to reflect the return you would realize if you actually owned the shares of the Reference Stock. For instance, you will not receive or be entitled to receive any dividend payments or other distributions from the Reference Stock during the term of your Notes. As an owner of the Notes, you will not have voting rights or any other rights that holders of the Reference Stock may have. Furthermore, the Reference Stock may appreciate substantially during the term of the Notes, while your potential return will be limited to the applicable Contingent Coupon payments.

•
There Is No Affiliation Between the Investment Advisor or the Index Sponsor and RBCCM, and RBCCM Is Not Responsible for any Disclosure by the Investment Advisor or the Index Sponsor — We are not affiliated with the investment adviser of the Reference Stock or the index sponsor of its underlying index. However, we and our affiliates may currently, or from time to time in the future, engage in business with these entities. Nevertheless, neither we nor our affiliates assume any responsibilities for the accuracy or the completeness of any information that any other entity prepares. You, as an investor in the Notes, should make your own investigation into the Reference Stock and the companies in which it invests. None of these companies are involved in this offering, and have no obligation of any sort with respect to your Notes. These companies have no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Notes.

•
The Policies of the Reference Stock’s Investment Adviser Could Affect the Amount Payable on the Notes and Their Market Value — The policies of the Reference Stock’s investment adviser concerning the management of the Reference Stock, additions, deletions or substitutions of the securities held by the Reference Stock could affect the market price of shares of the Reference Stock and, therefore, the amount payable on the Notes and the market value of the Notes. The amount payable on the Notes and their market value could also be affected if the Reference Stock’s investment adviser changes these policies, for example, by changing the manner in which it manages the Reference Stock, or if the Reference Stock’s investment adviser discontinues or suspends maintenance of the Reference Stock, in which case it may become difficult to determine the market value of the Notes. The Reference Stock’s investment adviser have no connection to the offering of the Notes and have no obligations to you as an investor in the Notes in making its decisions regarding the Reference Stock.

•
Changes that Affect the Underlying Index of the Reference Stock Will Affect the Market Value of the Notes and the Payments on the Notes — The policies of the sponsor of the underlying index of the Reference Stock concerning the calculation of that index, additions, deletions or substitutions of the components of that index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in that index and, therefore, could affect the share price of the Reference Stock, the amount payable on the Notes, if applicable, and the market value of the Notes prior to maturity. The amount payable on the Notes and their market value could also be affected if the sponsor changes these policies, for example, by changing the manner in which it calculates the index, or if the calculation or publication of the index is discontinued or suspended.

•
You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Reference Stock — In the ordinary course of their business, our affiliates may have expressed views on expected movement in the Reference Stock or the equity securities that they represent, and may do so in the future. These views or reports may be communicated to our clients and

P-8	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes to the VanEck Vectors® Gold Miners ETF, Due March 20, 2020
clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who transact business in markets relating to the Reference Stock may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the Reference Stock from multiple sources, and you should not rely solely on views expressed by our affiliates.
•
The Reference Stock and its Underlying Index Are Different — The performance of the Reference Stock may not exactly replicate the performance of its underlying index, because the Reference Stock will reflect transaction costs and fees that are not included in the calculation of its underlying index. It is also possible that the performance of the Reference Stock may not fully replicate or may in certain circumstances diverge significantly from the performance of its underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in such Reference Stock or due to other circumstances. The Reference Stock may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to its underlying index and in managing cash flows.

During periods of market volatility, securities underlying the Reference Stock may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Reference Stock and the liquidity of the Reference Stock may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Reference Stock. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Reference Stock. As a result, under these circumstances, the market value of shares of such Reference Stock may vary substantially from the net asset value per share of such Reference Stock. For all of the foregoing reasons, the performance of the Reference Stock may not correlate with the performance of its underlying index as well as the net asset value per share of such Reference Stock, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce any payment under the Notes.
•
Management Risk — The Reference Stock is not managed according to traditional methods of ‘‘active’’ investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the Reference Stock, utilizing a ‘‘passive’’ or indexing investment approach, attempts to approximate the investment performance of its underlying index by investing in a portfolio of securities that generally replicate its underlying index. Therefore, unless a specific security is removed from its underlying index, the Reference Stock generally would not sell a security because the security’s issuer was in financial trouble. In addition, the Reference Stock is subject to the risk that the investment strategy of its investment advisor may not produce the intended results.

•
Our Business Activities May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Reference Stock or the securities held by the Reference Stock that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the prices of the Reference Stock, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with GDX or the issuers of the securities held by GDX, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Stock. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the price of the Reference Stock, and, therefore, the market value of the Notes.

•
The Initial Estimated Value of the Notes Is Less than the Price to the Public – The initial estimated value set forth on the cover page does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the price of the Reference Stock, the borrowing rate we pay to issue securities of this kind, and

P-9	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes to the VanEck Vectors® Gold Miners ETF, Due March 20, 2020
the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.
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The Initial Estimated Value of the Notes on the Cover Page Is an Estimate Only, Calculated as of the Time the Terms of the Notes Were Set –The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate is based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
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Market Disruption Events and Adjustments – The payment at maturity, each Observation Date, and the Valuation Date are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

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The Holdings of the VanEck Vectors Gold Miners ETF® Are Concentrated in the Gold and Silver Mining Industries — All or substantially all of the stocks held by the GDX are issued by gold or silver mining companies. As a result, the stocks that will determine the performance of the GDX are concentrated in one sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the stocks held by the GDX, the return on the Notes will be subject to certain risks associated with a direct equity investment in gold or silver mining companies.

In addition, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as Mexico and Peru. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private

P-10	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes to the VanEck Vectors® Gold Miners ETF, Due March 20, 2020
financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time to time, above-ground inventories of silver may also influence the market.
On the other hand, the GDX reflects the performance of shares of gold and silver mining companies and not gold bullion or silver bullion. The GDX may under- or over-perform gold bullion and/or silver bullion over the term of the Notes.
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Relationship to Gold and Silver Bullion — The GDX measures the performance of shares of gold and silver mining companies and not gold bullion or silver bullion. The GDX may under- or over-perform gold bullion and/or silver bullion over the term of the Notes.

P-11	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes to the VanEck Vectors® Gold Miners ETF, Due March 20, 2020
INFORMATION REGARDING THE REFERENCE STOCK
Information provided to or filed with the SEC by the Reference Stock under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-123257 and 811-10325, respectively, through the SEC’s website at http://www.sec.gov. In addition, information regarding the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not participated in the preparation of, or verified, such publicly available information. None of the forgoing documents or filings are incorporated by reference in, and should not be considered part of, this document.
The following information regarding the Reference Stock is derived from publicly available information.
We have not independently verified the accuracy or completeness of reports filed by the Reference Stock with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.
The Notes are not sponsored, endorsed, sold or promoted by the investment adviser. The investment adviser makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. The investment adviser has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.
We obtained the information regarding the historical performance of the Reference Stock set forth below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Stock should not be taken as an indication of its future performance, and no assurance can be given as to the market price of the Reference Stock on any Observation Date or on the Valuation Date. We cannot give you assurance that the performance of the Reference Stock will not result in the loss of all or part of your investment.

VanEck Vectors® Gold Miners ETF (“GDX”)
The GDX is an investment portfolio maintained, managed and advised by Van Eck. The GDX is an exchange traded fund that trades on NYSE Arca under the ticker symbol “GDX.” The GDX seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the NYSE Arca Gold Miners Index. The GDX utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the underlying index. The GDX will invest in all of the securities which comprise the underlying index. The GDX will normally invest at least 95% of its total assets in common stocks that comprise the underlying index.

The Underlying Index
The NYSE Arca Gold Miners Index is a modified market capitalization weighted index comprised of securities issued by publicly traded companies involved primarily in the mining of gold or silver. The underlying index was developed by the NYSE Amex and is calculated, maintained and published by NYSE Arca.
Eligibility Criteria for Index Components
The underlying index includes common stocks, ADRs or GDRs of selected companies that are involved in mining for gold and silver and that are listed for trading and electronically quoted on a major stock market that is accessible by foreign investors. Generally, this includes exchanges in most developed markets and major emerging markets, and includes companies that are cross-listed, i.e., both U.S. and Canadian listings. NYSE Arca will use its discretion to avoid exchanges and markets that are considered “frontier” in nature or have major restrictions to foreign ownership. The underlying index includes companies that derive at least 50% of their revenues from gold mining and related activities (40% for companies that are already included in the underlying index). Also, the underlying index will maintain an

P-12	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes to the VanEck Vectors® Gold Miners ETF, Due March 20, 2020
exposure to companies with a significant revenue exposure to silver mining in addition to gold mining, which will not exceed 20% of the underlying index weight at each rebalance.
Currently, only companies with a market capitalization of greater than $750 million that have an average daily trading volume of at least 50,000 shares and an average daily value traded of at least $1 million over the past three months are eligible for inclusion in the underlying index. Starting in December 2013, for companies already included in the underlying index, the market capitalization requirement at each rebalance will be $450 million, the average daily volume requirement will be at least 30,000 shares over the past three months and the average daily value traded requirement will be at least $600,000 over the past three months.
NYSE Arca has the discretion to not include all companies that meet the minimum criteria for inclusion.
Calculation of the Underlying Index
The underlying index is calculated by NYSE Arca on a price return basis. The calculation is based on the current modified market capitalization divided by a divisor. The divisor was determined on the initial capitalization base of the underlying index and the base level and may be adjusted as a result of corporate actions and composition changes, as described below. The level of the underlying index was set at 500.00 on December 20, 2002 which is the index base date. The underlying index is calculated using the following formula:
Where:
t = day of calculation;
N = number of constituent equities in the underlying index;
Qi,t = number of shares of equity i on day t;
Mi,t = multiplier of equity i;
Ci,t = price of equity i on day t; and
DIV = current index divisor on day t.
Underlying Index Maintenance
The underlying index is reviewed quarterly to ensure that at least 90% of the underlying index weight is accounted for by index components that continue to meet the initial eligibility requirements. NYSE Arca may at any time and from time to time change the number of securities comprising the group by adding or deleting one or more securities, or replacing one or more securities contained in the group with one or more substitute securities of its choice, if in NYSE Arca’s discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the underlying index. Components will be removed from the underlying index during the quarterly review if either (1) the market capitalization falls below $450 million or (2) the traded average daily shares for the previous three months is less than 30,000 shares and the average daily traded value for the previous three months is less than $600,000.
At the time of the quarterly rebalance, the component security weights (also referred to as the multiplier or share quantities of each component security) will be modified to conform to the following asset diversification requirements:
(1)            the weight of any single component security may not account for more than 20% of the total value of the underlying index;
(2)            the component securities are split into two subgroups–large and small, which are ranked by market capitalization weight in the underlying index. Large securities are defined as having a starting index weight greater than or equal to 5%. Small securities are defined as having a starting index weight below 5%; and

P-13	RBC Capital Markets, LLC

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(3)            the final aggregate weight of those component securities which individually represent more than 4.5% of the total value of the underlying index may not account for more than 45% of the total index value.
The weights of the components securities (taking into account expected component changes and share adjustments) are modified in accordance with the underlying index’s diversification rules.
Diversification Rule 1: If any component stock exceeds 20% of the total value of the underlying index, then all stocks greater than 20% of the underlying index are reduced to represent 20% of the value of the underlying index. The aggregate amount by which all component stocks are reduced is redistributed proportionately across the remaining stocks that represent less than 20% of the index value. After this redistribution, if any other stock then exceeds 20%, the stock is set to 20% of the index value and the redistribution is repeated.
Diversification Rule 2: The components are sorted into two groups, large are components with a starting index weight of 5% or greater and small are components with a weight of under 5% (after any adjustments for Diversification Rule 1). The large group will represent in the aggregate 45% and the small group will represent 55% in the aggregate of the final index weight. This will be adjusted through the following process: The weight of each of the large stocks will be scaled down proportionately (with a floor of 5%) so that the aggregate weight of the large components will be reduced to represent 45% of the underlying index. If any large component stock falls below a weight equal to the product of 5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to 5% and the components with weights greater than 5% will be reduced proportionately. The weight of each of the small components will be scaled up proportionately from the redistribution of the large components. If any small component stock exceeds a weight equal to the product of 4.5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to 4.5%. The redistribution of weight to the remaining stocks is repeated until the entire amount has been redistributed.
Changes to the underlying index composition and/or the component security weights in the underlying index are determined and announced prior to taking effect. These changes typically become effective after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly index rebalance. The share quantities of each component security in the index portfolio remains fixed between quarterly reviews except in the event of certain types of corporate actions such as stock splits, reverse stock splits, stock dividends, or similar events. The share quantities used in the underlying index calculation are not typically adjusted for shares issued or repurchased between quarterly reviews. However, in the event of a merger between two components, the share quantities of the surviving entity may be adjusted to account for any stock issued in the acquisition. NYSE Arca may substitute securities or change the number of securities included in the underlying index, based on changing conditions in the industry or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs, and reorganizations. In the event of component or share quantity changes to the index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalization, or other corporate actions affecting a component security of the underlying index, the index divisor may be adjusted to ensure that there are no changes to the index level as a result of nonmarket forces.

P-14	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes to the VanEck Vectors® Gold Miners ETF, Due March 20, 2020
Historical Information
Below is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Stock. The information provided in the table is for the period from January 1, 2012 through March 17, 2017.
Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Stock ($)	Low Intra-Day Price of the Reference Stock ($)	Period-End Closing Price of the Reference Stock ($)
1/1/2012	3/31/2012	57.93	48.05	49.57
4/1/2012	6/30/2012	50.76	39.08	44.77
7/1/2012	9/30/2012	55.25	40.41	53.71
10/1/2012	12/31/2012	54.64	44.17	46.39
1/1/2013	3/31/2013	47.52	35.57	37.85
4/1/2013	6/30/2013	37.88	22.21	24.41
7/1/2013	9/30/2013	31.35	22.79	25.06
10/1/2013	12/31/2013	26.91	20.24	21.12
1/1/2014	3/31/2014	28.02	21.27	23.60
4/1/2014	6/30/2014	26.53	21.93	26.45
7/1/2014	9/30/2014	27.77	21.29	21.35
10/1/2014	12/31/2014	22.16	16.45	18.38
1/1/2015	3/31/2015	23.22	17.29	18.24
4/1/2015	6/30/2015	21.25	17.68	17.76
7/1/2015	9/30/2015	18.03	12.62	13.74
10/1/2015	12/31/2015	17.04	12.93	13.72
1/1/2016	3/31/2016	21.42	12.41	19.98
4/1/2016	6/30/2016	27.75	19.33	27.70
7/1/2016	9/30/2016	31.79	25.17	26.43
10/1/2016	12/31/2016	26.56	18.66	20.92
1/1/2017	3/17/2017	25.71	20.98	22.67

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-15	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes to the VanEck Vectors® Gold Miners ETF, Due March 20, 2020
The graph below illustrates the performance of the Reference Stock from January 1, 2012 to March 17, 2017, based on the Initial Stock Price of $22.67, the red line represents the Coupon Barrier and Trigger Price of $13.60, which is equal to 60.00% of the Initial Stock Price, rounded to two decimal places.

P-16	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes to the VanEck Vectors® Gold Miners ETF, Due March 20, 2020
SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement dated January 8, 2016 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”
A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder.  Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2018. Based on our determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Stock or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Stock or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Delivery of the Notes will be made against payment for the Notes on March 22, 2017, which is the third (3rd) business day following the Trade Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus dated January 8, 2016. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 8, 2016.
In the initial offering of the Notes, they will be offered to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this document.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately six months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

P-17	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes to the VanEck Vectors® Gold Miners ETF, Due March 20, 2020
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Reference Stock. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that reduced the initial estimated value of the Notes at the time their terms were set. Unlike the estimated value included in this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Stock, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduced the economic terms of the Notes to you. The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs. These factors resulted in the initial estimated value for the Notes on the Trade Date being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Is Less than the Price to the Public” above.
VALIDITY OF THE NOTES
In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, to rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law; to insolvency and other laws of general application affecting creditors’ rights, to limitations under applicable limitations statutes, and to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated January 8, 2016, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC dated January 8, 2016.
In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated January 8, 2016, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated January 8, 2016.

P-18	RBC Capital Markets, LLC